EXHIBIT 23.1

Independent Registered Public Accounting Firm’s Consent

The Board of Directors

Consolidated Water Co. Ltd.:

We consent to the incorporation by reference in the Registration Statement of Consolidated Water Co. Ltd. on Form S-8 (File No. 333-187261) of our report dated March 15, 2019, with respect to our audits of the consolidated financial statements of Consolidated Water Co. Ltd. as of December 31, 2018 and 2017 and for each of the years in the two year period ended December 31, 2018 and our report dated March 15, 2019 with respect to our audit of the effectiveness of internal control over financial reporting of Consolidated Water Co. Ltd. as of December 31, 2018, which reports are included in this Annual Report on Form 10-K of Consolidated Water Co. Ltd. for the year ended December 31, 2018.

/s/ Marcum LLP

Fort Lauderdale, Florida
March 15, 2019